Exhibit 99.6
SATYAM COMPUTER SERVICES LIMITED
INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2007, 2006 (unaudited) and March 31, 2007	F-2

Consolidated Statements of Income for the nine months ended December 31, 2007, 2006 (unaudited) and for the year ended March 31, 2007	F-3

Consolidated Statements of Shareholder’s Equity and Comprehensive Income for the nine months ended December 31, 2007 (unaudited) and for the year ended March 31, 2007	F-4

Consolidated Statements of Cash Flows for the nine months ended December 31, 2007, 2006 (unaudited) and for the year ended March 31, 2007	F-6

Notes to the Consolidated Financial Statements	F-7

Satyam Computer Services Limited
Consolidated Balance Sheets
(Millions of US Dollars except per share data and as stated otherwise)

	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Assets

Current assets
Cash and cash equivalents	$208.0	$95.8	$152.2
Investments in bank deposits	603.8	192.9	—
Accounts receivable, net of allowance for doubtful debts	470.2	284.5	364.2
Unbilled revenue on contracts	85.4	56.5	38.6
Deferred income taxes	22.3	18.4	17.1
Prepaid expenses and other receivables	117.8	45.1	37.1
Total current assets	1,507.5	693.2	609.2
Investments in bank deposits	235.7	539.4	767.6
Investments in associated companies	4.6	4.6	4.6
Premises and equipment, net	219.0	147.4	163.1
Goodwill, net	85.0	31.6	32.7
Intangible assets, net	6.5	8.4	7.4
Other assets	51.2	24.0	39.5

Total assets	2,109.5	1,448.6	1,624.1

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	23.3	8.1	12.1
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.25)* per share (Nil and 45,505,000 shares as of December 31, 2007 and 2006 (unaudited) respectively and 45,505,000 shares as of March 31, 2007)	—	13.3	13.6
Accounts payable	20.6	18.8	16.8
Accrued expenses and other current liabilities	213.9	133.7	148.6
Unearned and deferred revenue	40.9	24.6	20.1
Total current liabilities	298.7	198.5	211.2
Long-term debt, excluding current portion	25.3	22.1	22.2
Accrued benefit cost - Gratuity, excluding current portion	12.5	6.1	8.1
Deferred income taxes	8.9	9.7	11.6

Total liabilities	345.4	236.4	253.1

Contingencies and Commitments (Note No.19)
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.25)* per share (100 million preference shares authorized, Nil and 45,505,000 preference shares issued as of December 31, 2007 and 2006 (unaudited) respectively and Nil as of March 31, 2007)	—	10.0	—
Shareholders’ equity
Common stock – par value Rs.2 (US$0.05)* per equity share (800 million and 800 million equity shares authorized as of December 31, 2007 and 2006 (unaudited) respectively. 669,531,220 and 657,091,673 equity shares as of December 31, 2007 and 2006 (unaudited) respectively and 667,196,009 as of March 31, 2007)	36.1	35.5	36.0
Additional paid-in capital	579.8	500.7	552.4
Shares subscribed but unissued	0.8	0.5	1.8
Retained earnings	957.5	634.8	721.1
Accumulated other comprehensive income/(loss)	191.1	31.9	60.9
	1,765.3	1,203.4	1,372.2

Shares held by the SC-Trust under associate stock option plan (2,229,580 and 2,313,880 equity shares as of December 31, 2007 and 2006 (unaudited) respectively and 2,295,880 as of March 31, 2007)	(1.2)	(1.2)	(1.2)

Total shareholders’ equity	1,764.1	1,202.2	1,371.0

Total liabilities and shareholders’ equity	$2,109.5	$1,448.6	$1,624.1

*	The par value in US$ has been converted at the closing rate as of December 31, 2007, 1US$ = Rs.39.41
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Millions of US Dollars except per share data and as stated otherwise)

	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Revenues	$1,524.8	$1,050.1	$1,461.4
Cost of revenues (Includes stock-based compensation of US$8.3 and US$9.4 for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$12.8 for the year ended March 31, 2007)	(980.0)	(673.3)	(937.6)

Gross profit	544.8	376.8	523.8
Selling, general and administrative expenses (Includes stock-based compensation of US$9.9 and US$0.5 for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$2.9 for the year ended March 31, 2007)	(257.2)	(166.2)	(232.2)

Total operating expenses	(257.2)	(166.2)	(232.2)

Operating income	287.6	210.6	291.6
Interest income	50.5	22.4	37.3
Interest expense	(4.0)	(1.9)	(3.6)
Other income/(expense), net	1.5	0.3	0.4
Gain/(Loss) on foreign exchange transactions	(22.3)	0.2	(3.7)
Gain/(Loss) on foreign exchange forward and option contracts	31.0	1.4	6.2

Income before income taxes and equity in earnings/(losses) of associated companies	344.3	233.0	328.2
Income taxes	(39.6)	(21.7)	(30.6)

Income before equity in earnings/(losses) of associated companies	304.7	211.3	297.6
Equity in earnings/(losses) of associated companies, net of taxes	0.0 *	0.8	0.8

Net income	$304.7	$212.1	$298.4

Earnings per share:
Basic	$0.46	$0.33	$0.46
Diluted	$0.45	$0.32	$0.45
Weighted average number of shares used in computing earnings per share (in millions)
Basic	665.9	651.3	652.5
Diluted	679.5	670.3	666.0

The accompanying notes form an integral part of these consolidated financial statements.

*	Equity in earnings/(losses) of associated companies, net of taxes US$(3) thousand.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2006	648,899,078	$17.6	$465.1	$0.4	$(0.4)	$497.1	$15.8	$(1.2)	$994.4
Net income	—	—	—	—	—	298.4	—	—	298.4
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	46.3	—	46.3

Total Comprehensive income									344.7
Issuance of common stock	18,296,931	0.7	64.1	(0.4)	—	—	—	—	64.4
Stock split (effected in the form of dividend)	—	17.7	—	—	—	(17.7)	—	—	—
Shares subscribed but unissued	—	—	—	1.8	—	—	—	—	1.8
Gain on dilution of interest in subsidiary company on its issuance of new shares, net of taxes (Refer note 4)	—	—	7.9	—	—	—	—	—	7.9
Adjustments to initially adopt SFAS No. 158, net of tax	—	—	—	—	—	—	(1.2)	—	(1.2)
Reversal of Deferred stock based compensation on adoption of SFAS 123R	—	—	(0.4)	—	0.4	—	—	—	—
Stock-based compensation expense	—	—	15.7	—	—	—	—	—	15.7
Cash dividend paid at the rate of US$0.13 per share	—	—	—	—	—	(56.7)	—	—	(56.7)

Balance as of March 31, 2007	667,196,009	$36.0	$552.4	$1.8	—	$721.1	$60.9	$(1.2)	$1,371.0

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

						Accumulated
			Additional	Shares		other	Shares held	Total
	Common Stock		paid-in	subscribed	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2007	667,196,009	$36.0	$552.4	$1.8	$721.1	$60.9	$(1.2)	$1,371.0
Net income	—	—	—	—	304.7	—	—	304.7
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	131.7	—	131.7
Amortization of actuarial loss under SFAS No. 158, net of tax	—	—	—	—	—	(1.5)	—	(1.5)

Total Comprehensive income								434.9
Issuance of common stock	2,335,211	0.1	8.8	(1.8)	—	—	—	7.1
Shares subscribed but unissued	—	—	—	0.8	—	—	—	0.8
Gain on dilution of interest in subsidiary on its issuance of new shares, net of taxes	—	—	0.4	—	—	—	—	0.4
Stock-based compensation expense	—	—	18.2	—	—	—	—	18.2
Cash dividend paid at the rate of US$0.08 per share	—	—	—	—	(68.3)	—	—	(68.3)

Balance as of December 31, 2007	669,531,220	$36.1	$579.8	$0.8	$957.5	$191.1	$(1.2)	$1,764.1

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash flows
(Millions of US Dollars except per share data and as stated otherwise)

	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Cash Flows From Operating Activities
Net income	$304.7	$212.1	$298.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	30.4	25.4	33.6
Stock-based compensation	18.2	9.9	15.7
Deferred income taxes	(7.7)	(6.2)	(6.7)
Loss on sale of premises and equipment	0.4	0.2	0.3
Equity in (earnings)/losses of associated companies, net of taxes	0.0	(0.8)	(0.8)
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(112.6)	(74.9)	(127.7)
Prepaid expenses and other receivables, net	(75.6)	4.5	13.4
Other assets, net	(5.6)	(5.6)	(17.5)
Accounts payable	1.3	6.2	3.8
Accrued expenses and other current liabilities	88.5	29.5	38.4
Unearned and deferred revenue	18.4	12.3	7.6
Other liabilities non-current	(28.0)	—	3.0

Net cash provided by operating activities	232.4	212.6	261.5

Cash Flows From Investing Activities

Proceeds from maturity of bank deposits	—	—	408.0
Investment in bank deposits	—	(319.9)	(745.6)
Purchase of premises and equipment	(59.0)	(61.7)	(81.5)
Proceeds from sale of premises and equipment	(5.7)	0.4	0.5
Payment for purchase of Citisoft Plc, net of cash acquired	(7.4)	(3.3)	(3.3)
Payment for purchase of Knowledge Dynamics Pte. Ltd., net of cash acquired	(1.5)	(0.8)	(0.8)
Payment for acquisition of minority interest in Satyam BPO	(48.6)	—	—

Net cash used in investing activities	(122.2)	(385.3)	(422.7)

Cash Flows From Financing Activities
Proceeds from short-term debt	19.2	1.4	10.9
Repayments of short-term debt	(10.2)	(0.2)	(4.7)
Proceeds from long-term debt	0.7	4.3	4.3
Repayment of long-term debt	(3.1)	(2.0)	(3.9)
Issuance of common stock	7.1	25.9	64.4
Shares subscribed but unissued	0.8	0.5	1.8
Redemption of preferred stock of subsidiary	(13.8)	—	—
Cash dividends paid	(68.3)	(56.7)	(56.7)

Net cash provided by/ (used in) financing activities	(67.6)	(26.8)	16.1

Effect of exchange rate changes on cash and cash equivalents	13.2	2.5	4.5

Net change in cash and cash equivalents	(55.8)	(197.0)	(140.6)

Cash and cash equivalents at the beginning of the period	152.2	292.8	292.8

Cash and cash equivalents at the end of the period	$208.0	$95.8	$152.2

Supplementary information:
Cash paid during the period for:
Income taxes	$49.7	$23.4	$32.8
Interest	3.9	1.9	2.6
Non-cash items:
Capital leases and hire purchase	$4.7	$2.1	$2.3
Deferred consideration for purchase of Citisoft Plc	—	5.9	5.9

The accompanying notes are an integral part of these consolidated financial statements.

*	Equity in (earnings)/losses of associated companies, net of taxes US$(3) thousand

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
1. Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China, Hungary, Saudi Arabia and Brazil. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (formerly known as Nipuna Services Limited) (“Satyam BPO”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
2. Summary of Significant Accounting Policies
a) Principles of Consolidation and Basis of Presentation
The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.
Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.
Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b) Interim Information (unaudited)
Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of operations, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP
c) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
d) Foreign Currency Translation
The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
e) Revenue Recognition
Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Revenues from BPO services consist of revenues from time-and-material services or time bound fixed price engagements. Revenues from time-and-material services are recognized as the services are performed. Revenues from BPO services are also on time bound fixed-price engagements, under which revenue is recognized using the percentage completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the nine months ended December 31, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.
f) Cash and Cash Equivalents
Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.
g) Premises, Equipment and Depreciation
Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.
h) Research and development Costs
Research and development costs are expensed as incurred and amounted to US$0.3 million and US$0.3 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$0.4 million for the year ended March 31, 2007.
i) Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Effective April 1, 2002, Satyam adopted provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. Satyam follows the two-step impairment recognition and measurement guidance in accordance with SFAS 142.
Satyam amortizes other intangible assets over their estimated useful lives on a straight-line basis unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.
j) Impairment of Long-lived Assets
Satyam accounts for impairment of long-lived assets in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
k) Investments
Satyam accounts for investments in accordance with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities". Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.
l) Cost of Revenues and Selling, General and Administrative Expenses
Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
m) Advertising Costs
Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1.3 million and US$0.7 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$1.0 million for the years ended March 31, 2007.
n) Employee Benefits
i) Provident Fund
In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
ii) Gratuity Plan
Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.
Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Satyam BPO are unfunded.
Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Accordingly, Satyam has recognized unrecognized actuarial losses as a liability with corresponding adjustment to accumulated other comprehensive income (net of tax), a separate component of shareholders’ equity.
The funded status of the company’s retirement-related benefit plans is recognized in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation at March 31, the measurement date. The current portion of the benefit obligation represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets. This liability is recorded in Accrued Expenses and Other Current Liabilities in the Consolidated Balance Sheet.
(Gains)/losses not recognized as a component of net periodic gratuity cost/(income) in the Consolidated Statement of Income as they arise are recognized as a component of other comprehensive income in the Consolidated Statement of Stockholders’ Equity, net of tax. Those (gains)/losses are subsequently recognized as a component of net periodic gratuity period cost/(income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Net periodic gratuity cost/(income) is recorded in the Consolidated Statement of Income and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and (gains)/losses previously recognized as a component of Other Comprehensive Income.
iii) Superannuation Plan
In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.
iv) Other Benefit Plans
Satyam Computer Services maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.
o) Income Taxes
In accordance wit h the provisions of SFAS 109, “Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.
Effective April 1, 2007, Satyam adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods,

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
disclosure and transition. The adoption did not have a material impact on our financial position, cash flows, or results of operations.
p) Earnings Per Share
In accordance with the provisions of SFAS 128, “Earnings Per Share", basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.
q) Stock-Based Compensation
Effective April 1, 2006, Satyam adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Prior to the adoption of SFAS 123R, Satyam recognized stock-based compensation using the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees", and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Satyam has applied the provisions of SAB 107 in its adoption of SFAS 123R.
Satyam adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of Satyam’s fiscal year 2007. Under this transition method, stock-based compensation expensed for the year ended March 31, 2007 includes a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”) and b) Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
r) Derivative financial instruments
Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.
s) Recently issued accounting pronouncements
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. We are in the process of evaluating the impact SFAS 157 will have on our financial position, results of operations, liquidity and its related disclosures.
In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
is fiscal year commencing April 1, 2008 for us. We are in the process of evaluating the impact SFAS 159 will have on our financial position, results of operations, liquidity and its related disclosures.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS 141R will be effective on February 1, 2009 and is applicable to business combinations that occur on or after this date. We are evaluating the impact that this statement will have on our consolidated financial statements. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is fiscal year commencing April 1, 2009 for us. An entity may not apply it before that date. Early adoption of SFAS 141(R) is prohibited. We are in the process of evaluating the impact SFAS 141(R) will have on our financial position, results of operations, liquidity and its related disclosures.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No.160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No.160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No.160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No.160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, , which is fiscal year commencing April 1, 2009 for us. We are in the process of evaluating the impact SFAS 141(R) will have on our financial position, results of operations, liquidity and its related disclosures.
t) Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3. Acquisitions
a) Citisoft Plc.
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million. Deferred consideration for the acquisition of the 75% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2006 this has been paid subsequently in June 2006. Satyam Computer Services was also required to pay a maximum earn out consideration amounting to US$3.9 million in May 2007 based on achievement of targeted revenues and profits for the year ended April 30, 2007. Since the revenue and profit targets have not been achieved, the earn out consideration is not payable.
Satyam Computer Services had a call option and the minority shareholders had a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 million and a maximum earn-out consideration amounting to US$2.7 million based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 million and a maximum earn-out consideration amounting to US$4.2 million based on achievement of targeted revenues and profits. Satyam Computer Services recorded the

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 75.0% interest in Citisoft. The difference between the fair values at each valuation date was charged to selling, general and administration expenses in statement of income. On the basis of an independent valuation, the value of put option was US$Nil and US$1.1 million as of May 12, 2005 and March 31, 2006 respectively.
On June 29, 2006, Satyam Computer Services exercised the call option and acquired the remaining 25% equity interest for a deferred consideration of US$3.2 million and US$ 3.3 million payable on April 30, 2007 and 2008 respectively and a maximum earn-out consideration of US$2.7 million and US$4.2 million payable in May 2007 and 2008 respectively based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. As a result Satyam reversed the put option liability during the year ended March 31, 2007. The acquisition was accounted for as a step purchase of the 25% equity interest, the deferred consideration for the acquisition of the 25% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2007. The deferred consideration of US$3.2 million payable on April 30, 2007 has been paid during the nine months ended December 31, 2007. Since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable.
Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam was required to fund a maximum of US$3.4 million and US$1.8 million on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. Satyam Computer Services paid an amount of US$2.0 million towards EBT contribution in April 2007.
On June 29, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders. As per the amendment agreement, Satyam Computer Services is required to pay in July 2007, US$3.5 million to the selling shareholders in lieu of the 2008 deferred and earn out consideration and US$ 0.2 million towards EBT contribution in lieu of the 2008 EBT contribution. Satyam had accounted for the deferred consideration of US$3.3 million as part of purchase consideration and disclosed it as a current liability. Satyam has now accounted for US$0.4 million in the consolidated statement of income for the three months ended June 30, 2007 as part of cost of revenues and disclosed it as a current liability as of June 30, 2007. The deferred consideration of US$3.7 million payable in July 2007, has been paid during the nine months ended December 31, 2007.
The purchase consideration for acquisition of interest has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in millions
	Acquisition of	Acquisition of
	75% interest	25% interest

Purchase price	$17.4	$5.9

Allocated to:
Net current assets	$2.2	0.7
Tangible assets	0.3	0.1
Customer Contracts related intangibles	0.8	0.3
Customer relationship related intangibles	5.4	0.7
Trade name	0.7	0.1
Goodwill	10.3	4.4
Deferred tax liability	(2.3)	(0.4)

Total	$17.4	$5.9

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
b) Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”).
On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Computer Services and Satyam Computer Services has consolidated Knowledge Dynamics Pte Ltd, Singapore, from October 1, 2005. The acquisition has been accounted for by following the purchase method of accounting. The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$1.5 million. The total deferred consideration for the acquisition of US$1.5 million has been accounted for as part of the purchase consideration out of which US$0.8 million has been paid during the year ended March 31, 2007 and US$0.7 million has been disclosed as a current liability in the consolidated balance sheet as of March 31, 2007 and has been subsequently paid in April 2007. Satyam Computer Services was also required to pay a maximum earn out consideration amounting to US$1.1 million and US$1.1 million on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits from the date of acquisition upto April 30, 2007 and 2008 respectively. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved. Since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable. During the nine months ended December 31, 2007, Satyam Computer Services paid an amount of US$0.8 million towards deferred consideration payable in April 2007.
On July 19, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders. As per the amendment agreement, Satyam Computer Services is required to pay US$0.7 million to the selling shareholders in July 2007 and deferred payment of US$0.2 million and a maximum earn out consideration of US$0.5 million payable in May 2008 in lieu of 2008 earn out consideration. The earn out consideration is payable based on achievement of targeted revenues. Satyam has accounted for US$0.9 million in the consolidated statement of income as part of cost of revenues and US$0.7 million has been paid in the six months ended September 30, 2007. The deferred payment of US$0.2 million payable in May 2008 was disclosed as a current liability in the consolidated balance sheet. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in millions

Purchase price	$3.3

Allocated to:
Net current assets	$0.5
Customer Contracts and Related Relationships	1.0
Trade name	0.1
Goodwill	2.1
Deferred tax liability	(0.4)

Total	$3.3

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
c) Acquisition of Minority interests in Satyam BPO
During the nine months ended December 31, 2007, in accordance with the share purchase agreement, Satyam Computer Services acquired 24.4% equity shares of Satyam BPO for a consideration of US$46.5 million. The acquisition has been accounted using the purchase method and the purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, will result in adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of US$46.5 million. The goodwill has been allocated to the BPO segment.
During the nine months ended December 31, 2007, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding Satyam BPO-ESOP. Satyam Computer Services has acquired 286,952 shares at US$7.2 per share. Since the award is cash settled at its current fair value as of the settlement date no incremental compensation cost has been recognized. The acquisition has been accounted for using the purchase method and the purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
completed within one year from the date of the acquisition, will result in adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of US$2.1 million. The goodwill has been allocated to the BPO segment.
Due to the above transaction Satyam Computer Services’ ownership interest in Satyam BPO was increased to 100% as at December 31, 2007 from 74.0% as at March 31, 2007.
d) Acquisition of Nitor Global Solutions Ltd., (“Nitor”)
On October 23, 2007, Satyam Computer Services announced its intention to acquire 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition would be approximately US$5.6 million including a performance-based payment of up to US$2.6 million over two years conditional upon specified revenue and profit targets being met. The initial consideration of US$3.0 million is payable by January 3, 2008 of which US$0.5 million is payable by October 31, 2007. The transaction is not yet consummated as of December 31, 2007.
4. Preferred Stock of Subsidiary
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million.
As per the agreement, these preference shares were mandatorily convertible into equity shares of Satyam BPO no later than June 2006, if Satyam BPO achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Satyam BPO along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004 the investors waived the right of early redemption. Further Satyam BPO had not achieved the targeted revenues and profits upto March 2006.
If not converted, early converted or redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors were entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 (US$0.23) from the date of issuance of such Preference Shares. The dividends were cumulative and payable in cash at the rate indicated above, whether or not they had been declared and whether or not there were profits, surplus or other funds of Satyam BPO legally available for the payment of dividends. These preference shares were ranked senior to all classes of Satyam BPO’s existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Satyam BPO, unless the terms and conditions of such class expressly provide that such class would rank senior to or on parity with the convertible redeemable cumulative preference shares. No dividends were paid on the preference shares.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Satyam BPO. Out of the total preference shares, 50% of the preference shares (US$ 10 million) were to be redeemed for US$ 13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement. Since 50% of the Preference Shares were mandatorily redeemable, Satyam had reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to US$3.6 million up to March 31, 2007. The 50% preference shares were redeemed in August 2007 for US$13.8 million.
Further as per the SPRA Agreement, Satyam agreed to purchase and the Investors agreed to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing would occur on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of US$ 35 million to maximum of US$ 45 million, however if an acceleration event would occur the purchase price would equal US$45 million. If the share purchase closing would occur after the share purchase target date then the purchase price would not be less than US$ 35 million however if an acceleration event would occur the purchase price would not be less than US$45 million. This was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007 an acceleration event had occurred.
The forward contract was freestanding and had been accounted for under SFAS 150 and the issuance of Satyam BPO’s equity shares was considered as a minority interest. The Investors gave Satyam BPO a Notice of

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Conversion of Preference Shares and in January 2007, preference shares amounting to US$10 million were converted into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO Satyam Computer Services’ ownership interest in Satyam BPO reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the Investors were at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses were charged in Satyam’s consolidated statement of income. The Investors holding in Satyam BPO had been accounted for as a minority interest.
The forward contract had a zero fair vale at inception and at balance sheet date since as per regulatory requirements the transaction could take place only at fair value. Upon settlement of the forward the acquisition of the minority interest was reflected as a step acquisition (Refer Note 3c).
5. Investments
Investments of Satyam consist of other non-marketable securities.

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Other investments, at cost	$4.0	$3.7	$3.7
Less: Provision for impairment	(4.0)	(3.7)	(3.7)

Investments — Non current	—	—	—

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.
6. Investments in bank deposits
Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and with maturities of more than one year as non current. Interest on investments in bank deposits is recognized on accrual basis. Investments in bank deposits amounted to US$839.5 million, US$732.3 million and US$767.6 million as of December 31, 2007, 2006 (unaudited) and March 31, 2007 respectively with maturities of more than one year (as of December 31, 2007).
7. Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

(US$ in millions)}
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Satyam Venture	$3.5	$3.5	$3.5
CA Satyam	1.1	1.1	1.1

Total	$4.6	$4.6	$4.6

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit / (losses) of Satyam Venture, net of taxes amounted to US$(41) thousand and US$0.6 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$0.6 million for the year ended March 31, 2007. (Also refer note 19(e)).
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services equity in the profit of CA Satyam, net of taxes amounted to US$38 thousand and US$0.2 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$0.2 million for the year ended March 31, 2007.
8. Premises, Equipment and Depreciation
Premises and equipment at cost less accumulated depreciation consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Freehold land	$9.7	$8.7	$8.9
Leasehold land	2.2	1.8	1.9
Premises	30.8	23.8	24.5
Computers including servers	161.6	124.4	131.2
System software	30.1	23.5	24.7
Office equipment	87.9	66.5	69.0
Furniture and fixtures	60.5	45.5	47.4
Vehicles	13.5	8.4	9.0
Assets under construction	96.6	56.2	70.8

Total	492.9	358.8	387.4
Less: Accumulated depreciation	(273.9)	(211.4)	(224.3)

Premises and equipment, net	$219.0	$147.4	$163.1

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 - 5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$29.4 million and US$24.4 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$32.4 million for the year ended March 31, 2007.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
9. Goodwill
Goodwill consists of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Goodwill
Acquisition of Citisoft Plc	$15.7	$14.3	$15.0
Acquisition of Knowledge Dynamics Pte Ltd	2.3	2.0	2.1
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	26.1	23.4	23.9
Satyam Technologies Inc.	4.1	3.6	3.7
Satyam BPO Limited	49.9	—	—

Total	98.1	43.3	44.7
Less: Accumulated amortization	(13.1)	(11.7)	(12.0)

Goodwill, net	$85.0	$31.6	$32.7

The following table presents the reconciliation of changes in carrying values of goodwill:

(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Goodwill at the beginning of the period	$32.7	$27.6	$27.6
Acquisitions during the period	48.6	3.9	4.4
Change due to foreign exchange	3.7	0.1	0.7

Goodwill at the end of the period	$85.0	$31.6	$32.7

Goodwill represents the excess of amount paid towards purchase price over the fair value of assets acquired, and relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited, Satyam Technologies Inc., and Satyam BPO Limited and acquisition of Citisoft Plc. and Knowledge Dynamics Pte Ltd., by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142.
10. Intangible assets, net
Intangible assets consist of:

(US$ in millions)
		As of December 31,						As of March 31,
			2007			2006			2007
			(unaudited)			(unaudited)
	Weighted
Acquired and	average	Gross		Net	Gross		Net	Gross		Net
amortized intangible	life (in	carrying	Accumulated	intangible	carrying	Accumulated	intangible	carrying	Accumulated	intangible
assets	years)	amount	amortization	assets	amount	amortization	assets	amount	amortization	assets

Citisoft Plc
Customer Relationship	8	$6.3	$(2.0)	$4.3	$7.1	$(1.2)	$5.9	$6.3	(1.4)	$4.9
Customer Contracts	6	1.2	(0.4)	0.8	1.0	(0.2)	0.8	1.1	(0.2)	0.9
Trade name	5	0.8	(0.3)	0.5	0.9	(0.2)	0.7	0.8	(0.2)	0.6

Total		$8.3	$(2.7)	$5.6	$9.0	$(1.6)	$7.4	$8.2	(1.8)	$6.4

Knowledge Dynamics
Customer Contracts and Related Relationships	9	$1.1	$(0.4)	$0.7	$1.0	$(0.2)	$0.8	$1.1	$(0.3)	$0.8
Trade name	3	0.1	—	0.1	0.1	—	0.1	0.1	—	0.1
Internally developed Technology	3	0.1	—	0.1	0.1	—	0.1	0.1	—	0.1

Total		$1.3	$(0.4)	$0.9	$1.2	$(0.2)	$1.0	$1.3	$(0.3)	$1.0

During the period Satyam has not recognized any impairment of other intangible assets. Satyam has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Satyam does not have any intangible assets with indefinite useful life.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The following table presents the reconciliation of changes in carrying values of other intangible assets:

(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Identifiable intangibles at the beginning of the period	$7.4	$6.6	$6.6
Acquisitions during the period	—	1.8	1.1
Amortization during the period	(1.0)	(1.0)	(1.2)
Change due to foreign exchange	0.1	1.0	0.9

Identifiable intangibles at the end of the period	$6.5	$8.4	$7.4

The expected future annual amortization expense of other intangible assets is as follows:

US$ in millions

Estimated amortization expense:
For the year ended March 31,
2008	$0.3
2009	1.4
2010	1.3
2011	1.2
2012	1.0
Beyond 2012	1.3

11. Income Taxes
The income tax expense consists of:

(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Foreign taxes
Current	$6.8	$11.6	$10.4
Deferred	(1.9)	(0.5)	(0.7)
Domestic taxes
Current	40.5	16.3	26.9
Deferred	(5.8)	(5.7)	(6.0)

Aggregate taxes	$39.6	$21.7	$30.6

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)
Net income before taxes	$344.3	$233.0	$328.2
Enacted tax rates in India	33.99%	33.66%	33.66%

Computed tax expense	$117.0	$78.4	$110.5
Tax effect due to non-taxable export income	(84.3)	(71.4)	(98.4)
Difference arising from different tax rates in other tax jurisdictions	2.7	7.6	12.0
Stock- based compensation (non-deductible)	0.3	3.4	4.0
Changes in valuation allowance, including losses of subsidiaries	2.5	1.6	1.7
Effect of tax rate change	0.1	—	—
Others	1.4	2.1	0.8

Income taxes recognized in the statement of income	$39.6	$21.7	$30.6

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The current provision for income taxes, net of payments, were US$16.9 million and US$10.0 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$15.5 million for the year ended March 31, 2007. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2009. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Deferred tax assets:
Operating loss carry forwards	$29.8	$25.8	$26.6
Provision for accounts receivable, advances and investments	4.3	6.2	4.2
Premises and equipment	4.9	0.6	3.3
Provision for gratuity and unutilized leaves	18.0	12.2	12.8

Gross deferred tax assets	$57.0	$44.8	46.9
Less: Valuation allowance	(29.8)	(25.8)	(26.6)

Total deferred tax assets	$27.2	$19.0	20.3

Deferred tax liabilities:
Premises and equipment	(3.6)	(6.3)	(6.3)
Provision for accounts receivable and advances	(3.4)	(3.1)	(3.0)
Intangible assets	(2.2)	(2.8)	(2.5)
Investments in associated companies and gain on dilution	(3.1)	(0.5)	(2.8)

Total deferred tax liabilities	(12.3)	(12.7)	(14.6)

Net deferred tax assets	$14.9	$6.3	$5.7

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$41.3 million and US$38.9 million as of December 31, 2007 and 2006 (unaudited) respectively and US$39.8 million as of March 31, 2007.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$29.8 million and US$25.8 million as of December 31, 2007 and 2006 (unaudited) respectively and US$26.6 million as of March 31, 2007 and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since we believe that our subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations we are not allowed to file a consolidated tax return.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Net deferred tax asset/ (liabilities) included in the consolidated balance sheets are as follows:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Current assets — deferred income taxes	$22.3	$18.4	$17.1
Non-current assets — other assets*	4.9	0.6	3.3
Current liabilities — accrued expenses and other liabilities*	(3.4)	(3.0)	(3.1)
Long-term liabilities — deferred income taxes	(8.9)	(9.7)	(11.6)

Net deferred tax asset	$14.9	$6.3	$5.7

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.
12. Borrowings
Short-term debt
Short-term debt amounted to US$20.9 million and US$5.3 million as of December 31, 2007 and 2006 (unaudited) respectively and US$10.5 million as of March 31, 2007. Short-term debt represents overdraft facility of Satyam BPO at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 8.53% and 6.48% for nine months ended December 31, 2007 and 2006 (unaudited) respectively and 6.71% for the year ended March 31, 2007.
Long-term debt
Long-term debt outstanding comprise of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Secured debts, representing obligation principally to banks and financial institutions
- 10.25% Rupee loans of SC-Trust, maturing serially through fiscal 2008	—	$1.2	—
- 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	$10.9	9.7	$10.0
- 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	10.5	10.5	10.6
Hire Purchase Loans	6.3	3.5	3.2

Total Debt	27.7	24.9	23.8
Less: Current portion of long-term debt	(2.4)	(2.8)	(1.6)

Long-term debt, net of current portion	$25.3	$22.1	$22.2

Rupee loans as of June 30, 2006 were secured by equity shares of Satyam Computer Services’ held by the SC-Trust and had an interest rate of 10.25%. These rupee loans have been repaid during the year ended March 31, 2007.
Working capital term loan and external commercial borrowing have been taken by Satyam BPO. Satyam Computer Services has given a corporate guarantee to the bank for these borrowings. These borrowings are repayable in 3 years from each draw down date.
Aggregate maturities of long-term debt subsequent to December 31, 2007, are US$0.7 million in fiscal 2008, US$19.1 million in fiscal 2009, US$6.2 million in fiscal 2010 and US$1.7 million in fiscal 2011 and thereafter.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Unused lines of credit
Unused lines of credit comprise of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Short-term debt	$0.3	—	$9.0
Non-fund facilities — Bank Guarantees	23.7	$15.5	16.2

Total Unused lines of credit	$24.0	$15.5	$25.2

13. Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Accumulated benefit obligation	$11.5	$8.2	$7.6

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	$10.2	$7.8	$7.8
Service cost	2.2	1.5	2.1
Interest cost	0.7	0.4	0.6
Actuarial loss/(gain)	2.3	0.7	0.6
Benefits paid	(0.9)	(0.9)	(1.2)
Effect of exchange rate changes	1.0	0.1	0.3

Projected benefit obligation at end of the period	$15.5	$9.6	$10.2

Change in plan assets
Employer contribution	0.9	0.9	1.2
Benefits paid from plan assets	(0.9)	(0.9)	(1.2)

Fair value of plan assets at end of the period	—	—	—

Funded status of the plans	(15.5)	(9.6)	(10.2)
Unrecognized net actuarial loss	—	1.9	—

Accrued benefit cost	$(15.5)	$(7.7)	$(10.2)

The components of net gratuity costs are reflected below:
Service cost	$2.2	$1.5	$2.1
Interest cost	0.7	0.4	0.6
Amortization	0.2	0.1	0.1

Net gratuity costs	$3.1	$2.0	$2.8

The assumptions used in accounting for the gratuity plan for the nine months ended December 31, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Discount rate	9.8%	8.0%	9.8%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Weighted-average assumptions used to determine net periodic benefit cost:

	Nine months ended December 31,		Year ended March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Discount rate	9.8%	8.0%	9.8%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Cash Flows
Satyam expects to contribute US$2.9 million to its Gratuity plan during the year ending March 31, 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in millions)
For the financial year ended March 31,	Expected contribution

2009	$3.5
2010	4.2
2011	5.6
2012	5.7
2013 - 2016	29.2

Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158. The following table presents the incremental effect of applying SFAS No. 158 on the Consolidated Statement of Financial Position:

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Current assets — Deferred income taxes	$17.0	$0.1	$17.1
Non-current assets — Other assets	39.0	0.5	39.5
Total Assets	1,623.5	0.6	1,624.1
Current liabilities — Accrued expenses and other current liabilities	148.4	0.2	148.6
Long-term liabilities — Gratuity, excluding current portion	6.5	1.6	8.1
Total Liabilities	251.3	1.8	253.1
Accumulated other comprehensive income, net of tax	62.1	(1.2)	60.9
Total Shareholders’ Equity	$1,372.2	$(1.2)	$1,371.0

As at March 31, 2007, Satyam recorded unrecognized net gains/(losses) amounting to US$(1.2) million in the Stockholders’ equity section as part of Accumulated Other Comprehensive Income, net of tax of US$0.6 million. During the period ended December 31, 2007, actuarial gains/(losses) of US$(1.5) million was additionally recognised in Accumulated Other Comprehensive Income, net of tax of US$0.7 million. Consequently, as at December 31, 2007, Satyam has unrecognized net gains/(losses) amounting to US$(2.7) million in the Shareholders’ equity section as part of Accumulated Other Comprehensive Income, net of tax of US$1.3 million.
Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$16.4 million and US$10.0 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$14.7 million for the year ended March 31, 2007.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$2.4 million and US$1.3 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$1.9 million for the year ended March 31, 2007.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
14. Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 79,900 and 164,200 as of December 31, 2007 and 2006 (unaudited) respectively and 146,200 as of March 31, 2007. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 2,149,680 and 2,149,680 as of December 31, 2007 and 2006 (unaudited) respectively and 2,149,680 as of March 31, 2007.
The components of basic and diluted earnings per share were as follows:

(US$ in millions except per share data and as stated otherwise)
	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Net income	$304.7	$212.1	$298.4
Equity Shares:
Average outstanding shares (in millions)	665.9	651.3	652.5
Dilutive effect of Associate Stock Options (in millions)	13.6	19.0	13.5

Share and share equivalents (in millions)	679.5	670.3	666.0

Earnings per share
Basic	$0.46	$0.33	$0.46
Diluted	$0.45	$0.32	$0.45

15. Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of December 31, 2007, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of December 31, 2007, options (net of lapsed and cancelled) to purchase 533,384,666 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of December 31, 2007, warrants (net of lapsed and cancelled) for 3,178,352 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
In January 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan - Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of December 31, 2007, warrants for 3,242,115 shares have been granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
In January 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan - RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of December 31, 2007, warrants for 261,137 ADS representing 522,270 shares have been granted under the ASOP — RSUs (ADS).
Warrant grants
During the nine months ended December 31, 2007 (unaudited), under the ASOP B plan, Satyam Computer Services did not issue any warrants to the associates, however 1,198,081 warrants were either cancelled or lapsed shares. During the same period, under the ASOP (ADS), Satyam Computer Services did not issue any warrants to the associates, however warrants for 37,452 ADS representing 74,904 shares were either cancelled or lapsed. Further, during the nine months ended December 31, 2007 (unaudited), under the ASOP — RSUs plan, Satyam Computer Services issued 77,000 warrants to the associates, however 128,025 warrants were cancelled. During the same period, under the ASOP — RSUs (ADS) plan, Satyam Computer Services issued warrants for 24,515 ADS representing 49,030 ( net of 18,985 ADS representing 37,970 shares were cancelled) shares to associates under the ASOP — RSUs (ADS) plan.
During the nine months ended December 31, 2006 (unaudited), under the ASOP B plan, Satyam Computer Services did not issue any warrants to the associates, however 7,519,788 warrants were cancelled. During the same period, under the ASOP (ADS), Satyam Computer Services did not issue any warrants to the associates, however 121,252 ADS representing 242,504 shares were cancelled under the ASOP (ADS) plan.
During the year ended March 31, 2007, the SC-Trust issued immediately vesting warrants for 39,000 shares and warrants for 91,000 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year ended March 31, 2007, under the ASOP B plan, Satyam Computer Services did not issue any warrants to the associates, however 8,180,519 warrants were cancelled. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 20,000 ADS representing 40,000 shares (net of warrants for 126,142 ADS representing 252,284 shares cancelled) shares to associates under the ASOP (ADS) plan. Further, during the year ended March 31, 2007, under the ASOP — RSUs plan, Satyam Computer Services issued warrants for 3,293,140 shares to the associates. During the same period, under the ASOP — RSUs (ADS) plan, Satyam Computer Services issued warrants for 236,620 ADS representing 473,240 shares to associates under the ASOP — RSUs (ADS) plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the Period	146,200	$1.69	106,600	$1.42	106,600	$1.42
Granted	—	—	130,000	$1.63	130,000	$1.67

Exercised	(66,300)	$1.71	(72,400)	$1.36	(90,400)	$1.39

Balance at the end of the Period	79,900	$1.96	164,200	$1.62	146,200	$1.69

Exercisable at the end of the period	27,900	$1.79	18,000	$1.39	—	—
Weighted average fair value of options granted during the period	—	—	130,000	$10.00	—	$10.24

As of December 31, 2007 options vested and expected to vest are 79,900 with an aggregate grant date intrinsic value of US$0.26 million.

	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the Period	19,976,210	$3.89	45,603,388	$3.74	45,605,388	$3.74
Granted	—	—	—	—	—	—
Exercised	(2,118,041)	4.10	(7,839,797)	3.61	(17,448,659)	3.80
Cancelled	(1,153,702)	4.55	(7,519,788)	3.79	(8,180,519)	3.88
Lapsed	(44,379)	5.88	—	—	—	—

Balance at the end of the Period	16,660,088	$4.24	30,245,803	$3.80	19,976,210	$3.89

Exercisable at the end of the period	11,138,719	$4.36	14,580,701	$3.85	6,001,418	$4.06
Weighted average fair value of options granted during the period	—	—	—	—	—	—

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
As of December 31, 2007 options vested and expected to vest are 13,994,474 with an aggregate grant date intrinsic value of US$ Nil.

	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the period	2,922,128	$4.89	3,982,684	$4.12	3,982,684	$4.12
Granted	—	—	40,000	$9.79	40,000	$10.02
Exercised	(217,170)	3.62	(352,798)	$2.81	(848,272)	$2.89
Cancelled	(73,424)	8.25	(242,504)	$4.32	(252,284)	$4.42
Lapsed	(1,480)	2.99	—	—	—	—

Balance at the end of the period	2,630,054	$5.40	3,427,382	$4.49	2,922,128	$4.89

Exercisable at the end of the period	2,241,166	$4.88	2,461,586	$3.83	1,985,282	$8.33
Weighted average fair value of options granted during the period	—	—	40,000	$9.79	40,000	$10.02

As of December 31, 2007 options vested and expected to vest are 2,340,748 with an aggregate grant date intrinsic value of US$ Nil.

	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	3,293,140	$0.05	—	—	—	—
Granted	77,000	0.05	—	—	3,293,140	$0.05
Exercised	—	—	—	—	—	—
Cancelled	(128,025)	0.05	—	—	—	—

Balance at the end of the period	3,242,115	$0.05	—	—	3,293,140	$0.05

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the period	77000	$11.73	—	—	3,293,140	$11.77

As of December 31, 2007 options vested and expected to vest are 2,808,320 with an aggregate grant date intrinsic value of US$ 31.44 million.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Nine months ended December 31,			Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU ADS Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	473,240	$0.05	—	—	—	—
Granted	87,000	0.05	—	—	473,240	$0.05
Cancelled	(37,970)	0.05	—	—	—	—

Balance at the end of the period	522,270	$0.05	—	—	473,240	$0.05

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the period	87,000	$13.18	—	—	473,240	$24.05

As of December 31, 2007 options vested and expected to vest are 471,140 with an aggregate grant date intrinsic value of US$ 6.31 million.
Information about number of equity shares representing stock options outstanding as on December 31, 2007:

		Outstanding				Exercisable
						Weighted
		Weighted		Weighted	Number of	Average		Number of
		Average Exercise		Average	equity shares	Exercise Price		equity shares
Range of Exercise Price		Price (per equity		remaining	arising out of	(per equity		arising out of
(per equity share)		share)		contractual life	options	share)		options

Rs.2.00	$0.05	Rs.	2.28	6.60 years	3,764,385	Nil		Nil
Rs.4.00	$0.10		$0.06
Rs. 70.57	$1.79	Rs.	149.24	4.18 years	8,272,768	Rs.	141.68	5,571,696
Rs. 172.68	$4.38		$3.79				$3.60
Rs.172.69	$4.38	Rs.	205.62	4.08 years	9,565,288	Rs.	208.44
Rs. 430.68	$10.93		$5.22				$5.29	6,665,447
Rs.430.69	$10.93	Rs.	513.57	4.08 years	1,531,986	Rs.	509.02
Rs.716.06	$18.17		$13.03				$12.92	1,170,642
The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2007 1US$= Rs39.41
There are no grants with the exercise price in the range of Rs.4.01- Rs 70.56 (US$0.10 — US$1.78).
Stock-based compensation
Satyam’s Consolidated Financial Statements from April 1, 2006 onwards reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. Satyam recorded stock-based compensation related to stock options of US$18.2 million and US$9.9 million during the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$15.7 million during the year ended March 31, 2007, on graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R). As of December 31, 2007, there was US$24.0 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 0.88 years. Satyam issues new shares to satisfy share option exercise. Cash received from option exercises

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
amounted to US$7.1 million, US$25.9 million for the nine months December 31, 2007 and 2006 (unaudited) respectively and US$64.4 million for the year ended March 31, 2007.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Dividend yield	0.78%	0.75%	0.78%
Expected volatility	56.64%	55.46%	59%
Risk-free interest rate	8.00%	7.00%	8.00%
Expected term (in years)	0.88	1.04	0.96

Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.
Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
Stock based compensation plan of Satyam BPO
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
Changes in number of equity shares representing stock options outstanding were as follows:

	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ESOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	998,702	$1.86	1,215,506	$1.80	1,215,506	$1.80
Granted	—	—	324,000	1.78	324,000	1.77
Exercised	286,952	1.98	—	—	—	—
Cancelled	—	—	(414,804)	1.78	(540,804)	1.77
Lapsed	—	—	—	—	—	—

Balance at the end of the period	711,750	$1.81	1,124,702	$1.81	998,702	$1.86

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the period	—	—	324,000	$1.78	—	$1.77

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
16. Segmental Reporting
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
-	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics which were acquired during last year.

-	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the nine months ended December 31, 2007 and 2006 (unaudited) and the year ended March 31, 2007 are as follows:
Business Segments

(US$ in millions)
	IT			Consolidated
	Services	BPO	Elimination	totals

For the nine months ended December 31, 2007 (unaudited)
Revenue — External customers	$1,493.9	$30.9	—	$1,524.8
Revenue — Inter-segment	1.1	11.4	(12.5)	—

Total Revenues	1,495.0	42.3	(12.5)	1,524.8

Operating income / (loss)	291.2	(3.6)	—	287.6
Equity in earnings/(losses) of associated companies, net of taxes	—	—	—	—
Net income / (loss)	309.0	(4.3)	—	304.7
Segment assets	2,068.7	98.2	(24.9)	2,142.0
Depreciation and amortization	26.5	3.9	—	30.4
Capital expenditures for long-lived assets	62.9	0.8	—	63.7

For the nine months ended December 31, 2006 (unaudited)
Revenue — External customers	$1,029.7	$20.4	—	$1,050.1
Revenue — Inter-segment	0.5	6.2	(6.7)	—

Total Revenues	1,030.2	26.6	(6.7)	1,050.1

Operating income / (loss)	212.8	(2.2)	—	210.6
Equity in earnings/(losses) of associated companies, net of taxes	0.8	—	—	0.8
Net income / (loss)	215.6	(1.9)	—	141.0
Segment assets	1,436.4	37.4	(25.2)	1,448.6
Depreciation and amortization	23.1	2.3	—	25.4
Capital expenditures for long-lived assets	59.2	4.6	—	63.8

For the year ended March 31, 2007
Revenue — External customers	$1,432.5	$28.9	—	$1,461.4
Revenue — Inter-segment	0.6	9.2	(9.8)	—

Total Revenues	1,433.1	38.1	(9.8)	1,461.4

Operating income / (loss)	294.0	(2.4)	—	291.6
Equity in earnings/(losses) of associated companies, net of taxes	0.8	—	—	0.8
Net income	302.7	(4.3)	—	298.4
Segment assets	1,605.3	42.5	(23.7)	1,624.1
Depreciation and amortization	30.4	3.2	—	33.6
Capital expenditures for long-lived assets	79.6	4.2	—	83.8

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

(US$ in millions)
	Nine months ended December 31,				Year ended March 31,
	2007 (unaudited)		2006 (unaudited)		2007
	Revenues from		Revenues from		Revenues from
	external	Long-lived	external	Long-lived	external	Long-lived
	customers	assets	customers	assets	customers	assets

United States	$913.3	$4.5	$672.7	$4.1	$924.0	$4.1
Europe	312.8	1.4	197.5	1.3	276.5	1.4
India	48.8	298.2	51.3	179.1	75.2	194.8
Japan	22.2	0.7	15.0	0.4	20.8	0.4
Rest of the World	227.7	5.7	113.6	2.5	164.9	2.5

Total	$1524.8	$310.5	$1,050.1	$187.4	$1,461.4	$203.2

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.
17. Related Party Transactions
Related party transactions comprise of

(US$ in millions)
	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Infrastructure and other services provided by Satyam to
Satyam Venture	$0.3	$0.4	$0.5

Total	$0.3	$0.4	$0.5

Infrastructure and other services received by Satyam from
Satyam Venture	$6.8	$6.6	$8.6
CA Satyam	0.2	0.2	0.2

Total	$7.0	$6.8	$8.8

The balances receivable from and payable to related parties are as follows:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
Amount due from/(to) associated companies	(unaudited)	(unaudited)

Satyam Venture	$(2.2)	$(2.5)	$(2.6)

Total	$(2.2)	$(2.5)	$(2.6)

     18. Shareholders’ Equity and Dividends
Increase in authorized share capital
On August 21, 2006, the shareholders of Satyam Computer Services approved for increase in authorized capital of the Company from 375 million equity shares to 800 million equity shares.
Stock Split (in the form of stock dividend)
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of US$17.7 million from its retained earnings to common stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$1,410.2 million and US$948.3 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$1,062.6 million for the year ended March 31, 2007.
Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.
19. Contingencies and Commitments
a) Knowledge Dynamics Pte Ltd. and Nitor Global Solutions Ltd.
For commitments relating to Knowledge Dynamics and Nitor refer note 3.
b) Bank guarantees
Bank guarantees outstanding are US$25.3 million and US$22.5 million as of December 31, 2007 and 2006 (unaudited) respectively and US$23.1 million as of March 31, 2007. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
c) Capital commitments
Contractual commitments for capital expenditure pending execution were US$106.2 million and US$41.5 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$38.2 million as of March 31, 2007. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
d) Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$24.6 million and US$16.0 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$23.7 million for the year ended March 31, 2007.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of December 31, 2007 are US$2.2 million in fiscal 2008, US$6.3 million in fiscal 2009, US$4.0 million in fiscal 2010, US$3.0 million in fiscal 2011 and thereafter.
e) Venture Global Engineering LLC, USA
Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Management believes that this will not have any adverse effect upon Satyam’s results of operations, financial condition and cash flows.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
20. Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Revenues generated from top two customers
Customer I	5.15%	6.48%	6.34%
Customer II	5.02%	4.70%	4.41%
Total revenues from top five customers	19.68%	21.04%	21.04%

21. Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$349.0	$86.0	$100.0
Options contracts	558.5	167.5	352.6

Total	$907.5	$253.5	$452.6

Balance sheet exposure:
Forward contracts	$14.8	$1.4	$2.1
Options contracts	13.2	(0.3)	2.4

Total	$28.0	$(1.1)	$4.5

The outstanding foreign exchange forward and options contracts as of December 31, 2007 mature between one to twenty seven months.
Gains/(losses) on foreign exchange forward and options contracts are included in the statement of income and are as stated below:

(US$ in millions)
	Nine months ended December 31,		Year ended
	2007	2006	March 31, 2007
	(unaudited)	(unaudited)

Forward contracts	$14.7	$0.9	$2.6
Options contracts	16.3	0.5	3.6

Total	$31.0	$1.4	$6.2

Fair value
The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$21.5 million and US$24.9 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$23.8 million as of March 31, 2007 as compared to the carrying amounts of US$21.3 million and US$24.9 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$23.8 million as of March 31, 2007.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
22. Schedules of Balance sheet
a) Cash and Cash Equivalents
The cash and cash equivalents consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Cash and bank balances	$208.0	$90.6	$138.2
Cash equivalents	—	5.2	14.0

Cash and cash equivalents	$208.0	$95.8	$152.2

b) Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Customers (trade)	$498.8	$304.7	$386.9
Related parties	0.3	0.1	0.1
Less: Allowance for doubtful debts	(28.9)	(20.3)	(22.8)

Accounts receivable, net	$470.2	$284.5	$364.2

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c) Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Interest accrued on bank deposits	$41.5	$18.3	—
Prepaid expenses	4.8	3.4	$8.1
Directors liability insurance	0.3	0.4	0.3
Advance for expenses	27.0	9.3	9.3
Loans and advance to employees	15.4	11.3	13.8
Other advances and receivables	5.9	4.8	4.9
Forward and Option contracts	28.0	—	4.5
Less: Allowance for doubtful advances	(5.1)	(2.4)	(3.8)

Prepaid expenses and other receivables	$117.8	$45.1	$37.1

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$2.2 million and US$1.2 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$2.1 million as of March 31, 2007.
d) Other Assets
Other assets consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Interest accrued on bank deposits	$15.0	$3.5	$15.1
Deposits	29.8	19.6	20.8
Loans and advances to employees due after one year	0.9	0.8	0.9
Deferred taxes on income	4.9	0.6	3.3
Others	2.3	1.0	1.0
Less: Allowance for doubtful advances	(1.7)	(1.5)	(1.6)

Other Assets	$51.2	$24.0	$39.5

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.7 million and US$0.3 million for the nine months ended December 31, 2007 and 2006 (unaudited) respectively and US$0.3 million as of March 31, 2007. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.
e) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

(US$ in millions)
	As of December 31,		As of March 31,
	2007	2006	2007
	(unaudited)	(unaudited)

Accrued expenses	$149.3	$89.9	$99.0

Forward and Option contracts	—	1.1	—
Unclaimed dividend	1.9	1.6	1.5
Provision for taxation, net of payments	16.9	10.0	15.5
Provision for gratuity and unutilized leave	42.4	28.1	29.5
Deferred taxes on income	3.4	3.0	3.1

Accrued expenses and other current liabilities	$213.9	$133.7	$148.6

23. Subsequent event
On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration.